December 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1/A Filed on November 21, 2024 (File No. 333-277725)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 5, 2024 on the Company’s registration statement on Form F-1/A filed on November 21, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.8 to Registration Statement (the “Amendment No.8”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.7 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.8.

Our Drug Candidates

MCS-2

Phase III Clinical Studies, page 127

1.	We note your response to prior comment 5 on page 27 regarding the “possibly related” but not “definitely related” pancreatitis event observed in the MCS-2-US-c trial. Please also include this disclosure in this section, where applicable.

Response: There are no pancreatitis events classified as “definitely related.” In response to the Staff’s comments, the Company has revised the disclosure on page 132 of the Amendment No.8.

Legal Proceedings and Compliance Taizhou

Investment Dispute, page 145

2.	In response to prior comment 6 you state that under PRC civil procedure, the parties at any time before and during the enforcement procedure and until such enforcement procedure it completed, may choose to enter into a settlement agreement. Please clarify if during the enforcement procedure the company is required to make payments towards the judgement. If so, please also state the amounts expected to be paid and whether there is a payment plan or similar agreement in place.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 145 of the Amendment No.8.

Legal Matters, page 203

3.	You state that “[c]ertain legal matters limited to the regulatory history of MCS-2 before the U.S. Food and Drug Administration (FDA) will be passed upon for us by Olsson Frank Weeda Terman Matz PC.” Please clarify if “regulatory history” represents a specific date range or all the MCS-2 regulatory process to date. If there is a date range, please include the range. Further, please file a consent from Olsson Frank Weeda Terman Matz PC or otherwise state why you do not believe a consent is required. Please see Rule 436 of the Securities Act of 1933. Similarly identify the legal matters as to Taiwan law that will be passed upon by KPMG Law Firm and provide its consent or explain why you believe a consent is not required.

Response: KPMG law omly provided opinion on non-FDA related Taiwan laws of general application. In response to the Staff’s comments, the Company has revised the disclosure on page 203 of the Amendment No.8. We have also attached Olsson Frank Weeda Terman Matz PC’s legal opinion in exhibit 5.2.

Exhibit 5.1 Legal Opinion, page II-3

4.	Please note it is inappropriate to include assumptions in your legal opinion that are overly broad or assume any material facts underlying the issue or any readily ascertainable facts. While it is permissible to assume that resolutions that were passed will remain in full force and will not be rescinded or amended, it is not appropriate to assume that Resolutions were passed at duly convened, constituted and quorate meetings or by unanimous resolutions as such assumption is an ascertainable fact and is material to the underlying issue. Please revise Assumption 2.4 accordingly.

Response: In response to the Staff’s comments, Conyers Dill & Pearman (“Conyers”) clarified that Assumption 2.4 is a standard assumption included in their opinions as it pertains to a matter of fact, as Conyers was not present at the meeting during which the resolutions were adopted (e.g., to verify quorum). This assumption has been consistently used in Conyers’ prior IPO transactions. However, on an exceptional basis, Conyers has revised the section 2.4 of the Exhibit 5.1 of the Amendment No.8.

5.	Similarly, with respect to Assumption 2.9, it is permissible to assume that the company has sufficient authorized but unissued Ordinary Shares at the time of issuance if you have provided a definitive opinion that it had sufficient authorized but unissued Ordinary Shares as of the date of the opinion. Please revise Assumption 2.9 accordingly.

Response: In response to the Staff’s comments, Conyers clarified that Assumption 2.9 is a standard assumption included in their opinions as it pertains to a matter of fact, as the exact number of shares to be issued under the IPO and pursuant to the overallotment options will not be determined at the time the 5.1 opinion is issued. However, on an exceptional basis, Conyers has revised the section 2.9 of the Exhibit 5.1 of the Amendment No.8.

6.	Please revise the legal opinion to quantify the maximum number of shares Conyers Dill & Pearman have determined can be validly issued. Further, we note that Conyers Dill & Pearman, in giving consent to the filing of this opinion and states that they “do not hereby admit that are we are within the category of persons whose consent is required under Section 7 if the Securities Act[.]” It is inappropriate for counsel providing a legal opinion to deny that it is an expert within the meaning of Sections 7. Please amend accordingly. See CF Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, the Conyers has revised the Exhibit 5.1 of the Amendment No.8 and deleted the last sentence in the 5.1 opinion.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.

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